EXHIBIT 4

                            CLIENT SERVICE AGREEMENT

THIS AGREEMENT is made by and between PINNACLE FUNDING CORPORATION, INC., a Florida corporation, hereinafter sometimes referred to as "PFC," and Coronado Industries, Inc., a Nevada corporation, hereinafter sometimes referred to as the "Company" or "Client".

WITNESSETH:

WHEREAS, PFC is a financial public relation, direct marketing, advertising and consulting firm, and WHEREAS, the Company is publicly held with its common stock trading on one or more stock exchanges and/or Over the Counter or on NASDAQ, and WHEREAS, the Company desires to publicize itself with the intentions of making its name and business better known to its shareholders, investors, and brokerage houses, and NOW THEREFORE, in consideration of the mutual covenants herein contained, it is agreed:

A. ENGAGEMENT: The Company hereby engages PFC to publicize the Company to brokers, prospective investors and shareholders in the manner described in Section B of this agreement, subject to the further provisions of this agreement. PFC hereby accepts the Company as a client and agrees to publicize it in the manner described in Section B of this agreement, subject to the further provisions of this agreement.

B. SERVICE PROGRAM: Consists of the following components:

         1. PFC will review and analyze all aspects of the Company's goals, including any proposed acquisitions, and make recommendations on feasibility and achievement of desired goals.

         2. PFC will prepare and distribute a Corporate Overview to each current shareholder of the Company's common stock along with a letter high lighting PFC's investor relations campaign. PFC will provide through their network, firms and brokers interested in participating and schedule and conduct the necessary due diligence and obtain the required approvals necessary for those firms to participate; provided, however, PFC shall provide firms, brokers and all others only with information which has been provided to PFC in writing by the Company. PFC will also interview and make determinations on any firms or brokers referred by the Company with regard to their participation.

         4. PFC will be available to the Company to respond to all inquires received from firms and brokers inquiring about the Company.

         5. PFC will use its best efforts to obtain the Company exposure on national and regional financial radio programming, in independent financial newsletters, and various other financial related publications and media.

         6. PFC will write and produce a press release announcing its engage ment. The Company shall be solely responsible for paying all fees associated with all actual release(s) through Business Wire, PR Newswire, or any other comparable news dissemination source.

         7. PFC may at its own discretion, and with approval of the Client, at its own expense pay for special reports that can be published in various financial trade publications for both public relations and lead-generating purposes; provided, however, that the content of these special reports is approved by the Company prior to their publication.

         8. In its representation of the Company, PFC shall not violate any federal or state securities laws.

C. TIME OF PERFORMANCE: Services to be performed under this agreement shall commence upon the execution of this agreement and shall continue for six months.

D. COMPENSATION AND EXPENSES: In consideration of the services to be performed by PFC, the Company agrees to pay compensation to PFC as follows:

         1. One Hundred Thousand shares of unrestricted tradeable or free trading shares of the Company's Common Stock. Free trading shares are due within 20 business days of the execution of this agreement. PFC may transfer the Common Stock issued to it to its officers, directors and employees: however, PFC will not transfer the Common Stock issued to it except in sales through licensed NASDAQ members at prices no less than the highest bid price at the time of the sale. Further, PFC, its officers and employees will not use any of the Common Stock issued to it, or allow a brokerage firm to use any of the Common Stock issued to it, to sell the Company's stock "short" or to "short the Company's stock against the box".

         2. If during the term of this agreement the price of Client's common stock trades at the price of $4.00 or higher for a period of 20 consecutive trading days, the Client shall issue warrants to PFC allowing PFC, or its officers, directors or employees assignees to purchase 100,000 shares of Client's common stock at $4.00 per share. These warrants may be exercised for a period of two years from the date of actual physical issuance of the warrants. Client shall issue warrants within 10 days after the twentieth trading day the shares trade at $4.00 or higher.

E. REPRESENTATIONS AND WARRANTIES OF COMPANY: The Company represents and warrants to PFC, each such representation and warranty being deemed to be material that:

         1. The Company will cooperate fully and timely with PFC to enable PFC to perform its obligations under this agreement.

         2. The execution and performance of this agreement by the Company has been duly authorized by the Board of Directors of the Company with accordance with applicable law, and, to the extent required, by the requisite number of shareholders of the Company.

         3. The performance by the Company of this agreement will not violate any applicable court decree, law or regulation, nor will it violate any provisions of the organizational documents of the Company or any contractual obligations by which the Company may be bound.

         4. The Company will promptly deliver to PFC a complete due diligence package to include the latest 10K, latest 10Q, last six months press releases, and all other relevant materials, including but not limited to corporate reports, brochures, etc.

         5. The Company will promptly deliver to PFC a list of names and addresses of all shareholders of the Company which it is aware.

         6. The Company will promptly deliver to PFC a list of brokers and market makers of the Company's securities which have been following the Company.

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

         7. The Company will act diligently and promptly in reviewing materials submitted to it by PFC to enhance timely distribution of the materials and will inform PFC of any inaccuracies contained therein prior to the projected publication date.

         8. The Company represents that all information include in the information package furnished to PFC shall disclose all material facts and not omit any facts necessary to make statements made on behalf of the Company not misleading.

F. FURNISHING OF INFORMATION BY CLIENT: The Company agrees to update the information package on a continuous basis, the Company understands that the sole purpose of the information package is for investors relations. PFC may rely on and assume the accuracy of the information submitted to it by the Company.

G. COVENANTS OF THE COMPANY: The Company covenants and warrants that any information submitted for dissemination will be truthful, accurate, in compliance with all copyright laws and all other applicable laws and regulations and will not be submitted in connection with improper or illegal act or deed.

H. CLIENT RESPONSIBLE FOR INFORMATION PROVIDED TO PFC: The Company assumes and claims all responsibility and liability for the content of all written information disseminated on behalf of the Company which have been approved by the Company. The Company shall indemnity and hold PFC, its subsidiaries, officers and employees harmless from and against all demands, claims or liability arising for any reason due to the content of information disseminated on behalf of the company. This indemnity shall include any cost incurred by PFC including, but not limited to, legal fees and expenses incurred both in administrative proceedings at trial and appellate levels, in settlement of claims, and payment of any judgement against PFC.

         In order for the indemnity provisions of this paragraph to bind Client, PFC must within ten (10) business days of receipt notify Client in writing of any demands, claims or liability for which PFC claims Client is responsible and Client shall be entitled, but shall not be obligated, to assume and/or control defense and/or settlement of any action, demand, claim or liability. Client shall not be required to indemnify PFC for PFC's own negligent or intentional acts or omissions.

I. ASSIGNMENT AND DELEGATION: Neither Party may assign any rights or delegate and duties hereunder without the Party's express written consent.

J. EARLY TERMINATION: If the Company fails to cooperate with PFC, or fails to make timely payment of the compensation set forth in Section D of this agreement PFC shall have the right to terminate any further performance under this agreement. In such event all compensation shall become immediately due and payable and/or deliverable, and PFC shall be entitled to receive and retain the same as liquid damages, and not as a penalty, in lieu of all other remedies, the parties acknowledging and agreeing that it would be too difficult currently to determine the exact extent of PFC's damage, and that the receipt and retention of such compensation is reasonable present estimate of such damages.

K. LIMITATION OF PFC LIABILITY: If PFC fails to perform its service hereunder, its entire liability to the Company shall not exceed the greater of (a) the amount of each compensation PFC has received from the Company under Section D of this agreement or (b) the actual damage to the Company as a result of such nonperformance. In no event will PFC be liable for any indirect, special or

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

consequential damages nor for any claims against the Company by any person or entity arising from or in any way related to this agreement, unless such damages result from the use by PFC of information not authorized by the Company, or from PFC's violation of federal or state securities laws.

L. OWNERSHIP OF MATERIALS: All rights, title and interest in and to materials to be produced by PFC in connection with the agreement and other services to be rendered under this agreement shall be and remain the sole and exclusive property of PFC, except that if the Company performs fully and timely its obligations hereunder, it shall be entitled to receive upon written request, two hundred fifty (250) copies of all such materials.

M. CONFIDENTIALITY: Until such time as the same may become publicly known, PFC agrees that any confidential nature will not be revealed or described to any person or entity. Upon the completion of its services and upon written request of the Company all materials, original documentation provided by the Company will be returned to it. PFC will, however, require Confidentiality Agreements from its own employees and from contractors PFC reasonably believes will come in contact with confidential material.

N. ENTIRE AGREEMENT: This writing contains the entire agreement of the parties. No representations were made or implied upon by either party, other than those expressly set forth. Furthermore, the Company understands that PFC makes no guarantees, assurances or representations in regard to the results of its services. No agent, employee or other representative of either party is empowered to alter any terms, unless done in writing and signed by an executive officer of the respective parties.

O. CONTROLLING LAW AND VENUE: This agreement's validity, interpretation and performance shall be controlled under the laws of the State of Arizona.

P. SEPARABILITY: If one or more of the provisions of this agreement shall be held invalid, illegal, or unenforceable in any respect, such provision, to the extent invalid, illegal, or unenforceable and provided that such provision is not essential to the transaction provided for by this agreement, shall not affect any other provision hereof, and the agreement, shall be construed as if such provision had never been contained herein.

Q. ARBITRATION: Any controversy or claim arising out of or relating to the agreement or the breach thereof, shall be settled by arbitration in accordance with commercial arbitration rules of the American Arbitration Association, and judgement upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

R. PREVAILING PARTY: In the event of the institution of any legal proceedings or litigation, at the trial level or appellate level, with regard to this agreement, the prevailing party shall be entitled to receive from the non-prevailing party all costs, reasonable attorney fees and expenses.

S. FAILURE TO OBJECT NOT A WAIVER: The failure of either party to this agreement to object to, or to take affirmative action with respect to any conduct the other which is in violation of the terms of the agreement shall not be construed as a waiver of the violation or breach, or of any future violation, breach or wrongful conduct.
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

T. NOTICE: All notices or other documents under this agreement shall be in writing and delivered personally or mailed by certified mail or overnight service, postage prepaid and addressed to the representative or company as follows:

Coronado Industries, Inc.                         Pinnacle Funding Corp.
16929 E. Enterprise Drive, Suite 202              1904 Indian Road
Fountain Hills, Arizona 85268                     West Palm Beach, Florida 33406
Telephone: (602) 837-6810                         Telephone: (561) 439-7337

U. HEADINGS: Headings in this agreement are for convenience only and shall not be used to interpret or construe its provisions.

V. MISCELLANEOUS:

         1. EFFECTIVE DATE OF REPRESENTATION: Shall be no later than the date PFC is prepared to distribute letters and/or Corporate Overviews pursuant to the agreement.

         2. CURRENCY: In all instances, references to dollars shall be deemed to be United States Dollars.

         3. MULTIPLE COUNTERPARTS: This agreement may be executed in multiple counterparts, each of which shall be deemed an original.

         4. SIGNATURES: All parties agree that signatures sent by facsimile transmission are legally binding and acceptable by each party.

EXECUTED this  28th day of April, 1998.

Coronado Industries, Inc.                          Pinnacle Funding Corp.

/s/ Gary R. Smith                                  /s/ Darrell L. Peterson
-----------------------------                      -----------------------------
Gary R. Smith                                      Darrell L. Peterson,
President                                          President



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